William S. McCalmont
Executive Vice President and Chief Financial Officer
1231 Greenway Drive, Suite 600
Irving, TX 75038
(972) 550-5000

March 18, 2005

Via EDGAR and Overnight Delivery

Mr. Paul Cline, Senior Accountant
Mr. Michael Volley
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Ace Cash Express, Inc. Form 10-K for the fiscal year ended June 30, 2004 File Number: 000-20774

Dear Messrs. Cline and Volley:

     Enclosed please find the responses of Ace Cash Express, Inc. (the “Company”) to the comments received by facsimile on February 16, 2005 from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, the Company has set forth below each of the numbered comments of your letter and its responses thereto. In addition, the Company has, where appropriate, included proposed revisions to the Company’s disclosure which the Company will include in future periodic reports filed with the Securities and Exchange Commission. For ease of review, these proposed disclosure changes have been set forth below as bolded underlined additions to the boxed disclosure that was included in the Company’s Annual Report Form 10-K for the fiscal year ended June 30, 2004.

Item 1. Business – page 3

1.	Please disclose the year in which you were organized and your form of organization. Refer to Item 101(A)(1) of Regulation S-K.

Response: In response to the Staff’s comment, in future filings the Company will provide the following additional disclosure in the overview section of its business description:

We began operations in 1968, and were incorporated as a Texas corporation in March 1982.

2.	Please include a reference to your segment disclosures presented in your financial statements. Refer to Item 101(B) of Regulation S-K.

Response: In response to the Staff’s comment, in future filings the Company will provide the following additional disclosure in the overview section of its business description:

Our reportable segments are strategic business units that differentiate between company-owned and franchised stores. Company-owned store revenue is generated from customer-transaction processing in stores owned by the Company, and franchised store revenue is generated from the franchise fees charged for opening the franchised store and on-going royalty fees received from franchisees. For more information on our segment financial information, please see Note 2 to the Company’s Consolidated Financial Statements.

3.	Please disclose your Internet address. Refer to Item 101(E)(3) of Regulation S-K.

Response: In response to the Staff’s comment, in future filings the Company will provide the following additional disclosure in the overview section of its business description:

Website Access to Reports. Through our website at www.acecashexpress.com, we provide free access to our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Forms 3, 4 and 5 filed by reporting persons, and all amendments thereto, as soon as reasonably practicable after such reports are electronically filed with the Securities and Exchange Commission.

4.	Please disclose whether you make available free of charge on or through your Internet website your filed financial reports as soon as reasonably practicable after you electronically file such material with the SEC. Refer to Item 101(F)(4) of Regulation S-K.

Response: Please see the Company’s response to Comment # 3.

Growth Strategy – page 5

5.	Please expand your discussion and/or add a discussion related to your strategies and key decision making factors related to the following activities:

a. Acquiring new owned stores;

b. Opening new owned stores;

c. Selling existing owned stores;

d. Closing existing owned stores;

e. Opening new franchised stores;

f. Acquiring new franchised stores;

g. Closing existing franchised stores.

In your summary of significant accounting policies, please discuss your accounting policies relating to each of the above activities specifically disclosing how you account for the purchase or sale price and how you calculate and record gains or losses.

Response: In response to the Staff’s comment, in future filings the Company will provide additional disclosures substantially similar to the following in the referenced section of its business description:

Growth Strategy

A key objective of our network growth strategy is to have the most locations in each market and to offer the broadest selection of financial services in our industry. We believe that by offering the convenience of high-density store locations, exceptional customer service and a broad suite of retail financial services, we will achieve a high level of customer satisfaction. The key elements of our growth strategy are as follows:

Open Company-Owned Stores.

We have identified several key geographic areas or markets for the development of both ACE Cash Express stores as well as ACE Cash Advance stores. These markets were identified following a review of the top 270 Standard Metropolitan Statistical Areas in the United States and an internal evaluation of each market’s ability to support our store development program.

Specific trade areas are identified within each geographic market based upon our assessment of the area’s demographics and traffic patterns. Our real estate department then seeks to identify specific site locations within each trade area. The specific site is then presented for approval to our Capital Approval Committee consisting of our President & CEO, our EVP of Operations and our EVP & Chief Financial Officer.

The Capital Approval Committee bases its decision to approve a specific site and to pursue the development of a store on such factors as the terms of the lease, the visibility of the store, the capital cost of the proposed store and the trade area’s demographics.

We opened 53 company-owned stores in fiscal 2004 (including 11 ACE Cash Advance stores), compared to 14 stores in fiscal 2003 and 39 stores in fiscal 2002. Our company-

owned store growth in fiscal 2003 was less than our historical new store growth primarily due to limitations on capital expenditures imposed by our bank credit agreement through March 31, 2003. Our current bank credit agreement enables us to pursue our company-owned store growth strategy more aggressively. We expect to open approximately 60 new company-owned stores, with a net gain of approximately 40 to 45 company-owned stores after store closures, in fiscal 2005. We are still targeting an aggregate net gain of approximately 300 company-owned stores for the five-year period ending June 30, 2008.

A decision to close a store is typically based upon store performance or our inability to obtain favorable lease renewal terms. Company-owned stores are evaluated for closure during our quarterly business reviews and at the end of the store’s lease term or any renewals of the lease term. A landlord may also choose not to renew the lease at the end of its term. We closed 24 stores in fiscal 2004 compared to 28 stores in fiscal 2003 and 32 stores in fiscal 2002. This represents 2%, 3%, and 3% of total company-owned stores as of June 30, 2004, 2003 and 2002, respectively.

Company-owned stores are sold infrequently. Company-owned stores that are sold are typically located in isolated geographic areas that do not fit into our overall strategic geographic development plans. We sold 5 stores in fiscal 2004, compared to 23 stores in fiscal 2003, and sold no stores in fiscal 2002.

Accelerate Franchise Store Development.

Our goal is to be the industry leader in offering quality franchising opportunities and exceptional support systems and services to existing and potential franchisees. We believe that by offering attractive investment opportunities and exceptional franchisee support systems and services, we will attract potential franchisees to partner with us rather than other franchisors.

Our franchise department seeks to locate franchised stores in geographic markets that are not designated for company-owned development. The franchise department targets specific trade areas within each geographic market and identifies potential franchisees within these trade areas. These potential franchisees are then contacted to determine their level of interest in developing an ACE Cash Express store. Potential franchisees interested in developing stores also contact the franchise department directly.

We opened 32 franchised stores in fiscal 2004, compared to 26 stores in fiscal 2003 and 22 stores in fiscal 2002. As of June 30, 2004, we had 204 franchised stores and we believe our targeted markets could potentially support an additional 1,800 ACE franchise stores across the United States. We expect to open approximately 50 new franchised stores, with a net gain of approximately 40 franchised stores after store closures, in fiscal 2005. Currently, we have franchise agreements for the development of over 100 new franchise stores and we are still targeting an aggregate net gain of approximately 200 franchise stores for the five year period ending June 30, 2008.

A franchise agreement may be terminated if the franchisee does not comply with the franchise agreement. Subject to the terms of the franchise agreement, a franchisee may also elect to voluntarily close a store or leave the ACE system based upon a variety of factors specific to the individual franchisee. In either case, we consider these closed stores, whether or not the store actually closes or is re-branded. In fiscal 2004, 15 franchised stores were closed, compared to 8 franchised stores in fiscal 2003 and 5 franchised stores in fiscal 2002.

Pursue Opportunistic Acquisitions.

A key element of our network growth strategy is to acquire existing check-cashing stores and to re-brand them as ACE Cash Express stores. Since 1991, we have acquired over 500 check-cashing stores. We have not acquired any monoline payday loan stores but may do so in the future.

Our evaluation of an acquisition candidate is based upon that store’s existing revenue and cash flow, our ability to introduce additional services enhancing revenue growth, our assessment of the stores geographic market and its consistency with our strategic development plans and our expectation that we can introduce our proprietary information systems and Operational Goals to the store generating operating efficiencies.

A decision to acquire a store is reached following an assessment of the factors noted above and a financial review of our anticipated return on investment. Acquisitions requiring an investment of greater than $1 million are approved by our Board of Directors.

We believe that our extensive experience with acquisitions allows us to efficiently integrate acquired stores into our network. In fiscal 2004, we acquired 34 stores compared to 2 stores in fiscal 2003 and 8 stores in fiscal 2002.

The Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following in Note 1 to the Company’s Consolidated Financial Statements:

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

New Store Accounting

Start-up costs for new stores such as training, supplies and travel are expensed as incurred.

Store Acquisition Accounting

We account for all store acquisitions using the purchase method of accounting. This method requires the allocation of the purchase price to individual tangible assets acquired, intangible assets acquired arising from contractual or legal rights, and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the cost of acquired assets over the net amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. Any costs, including “out-of-pocket” or incremental costs directly related to the acquisition, such as fees paid to outside consultants for accounting, legal, or engineering investigations or for appraisals, are included in the cost of the acquired assets.

Gain or Loss on Store Closure

We close stores in the normal course of business based on store performance, lease termination or unfavorable lease extension terms. For closed stores, we record a loss in other expense for the write-off of any remaining book value of fixed assets not transferred to other locations and any related closing costs. For stores sold to third parties, a gain or loss is recorded based on the amount received less the write-off of any remaining book value of fixed assets not sold or transferred to other locations and any related closing costs.

Introduce New Services – Page 6

6.	Please revise to provide an expanded discussion of the nature of your relationship with NetSpend, including whether you have a written agreement and, if so, its material terms.

Response: In future filings the Company will provide additional disclosures substantially similar to the following regarding the NetSpend relationship in the referenced section of its business description:

Introduce New Services. In addition to our current broad service offering, we continuously evaluate new services for possible introduction into our stores. For example, in fiscal 2002, we entered into a written agreement with NetSpend Corporation, a prepaid payments company, whereby we offer prepaid debit cards in our stores. The MasterCard® prepaid debit card offered through NetSpend allows our customers to “load” cash onto these cards and use them wherever MasterCard debit cards are accepted. Pursuant to our agreement, we receive from the customer a portion of the purchase price of the cards and a convenience fee for loads on the cards. In addition, we receive from NetSpend an additional portion of the purchase price of the card and commissions based on the aggregate amount loaded or direct deposited on the cards, the number of purchases or ATM withdrawal transactions made with the cards and account maintenance and subscription fees paid by the customer. Our agreement with NetSpend expires on March 31, 2007, and will automatically renew for one year periods thereafter absent 365 days’ prior notice by either of the parties. Either party may terminate the agreement at an earlier date if the non-terminating party (i) fails to pay to the terminating party amounts when due, (ii) fails to timely cure a default under the agreement or (iii) is bankrupt or insolvent. During fiscal 2004, we and our franchisees sold approximately 149,000 cards and loaded a total face value of more than $268 million. Revenues generated under this NetSpend agreement during fiscal 2004, 2003, and 2002 were $4.6 million, $2.7 million, and $0.5 million, respectively, which represents 1.9%, 1.2% and 0.0% of our net revenues for such periods, and are included in Bill Pay revenue. We believe that our distribution network, with 1,230 network stores in 36 states and the District of Columbia, makes us an ideal partner for financial service companies seeking to gain immediate access to our customer base. Our distribution network allows us to offer our customers new services through third parties, without incurring the costs associated with a proprietary research and development process.

Check Cashing – page 7

7.	Please revise here and in the footnotes to the financial statements to disclose and discuss your policy for recognizing fee revenue on cashed checks. Clarify whether or not you record them net of an allowance for anticipated returned checks or how you otherwise account for fee revenues on returned checks. Quantify in MD&A the amount of fee revenue associated with returned checks.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following in the referenced section of its business description:

Check cashing. Our primary business is cashing checks for a fee. We primarily cash payroll checks, but we also cash government assistance, tax refund and insurance checks or drafts. Subject to market conditions at different locations, our check cashing fees for payroll checks are approximately 2.3% of the face amount of the check, and this fee is deducted from the cash returned to the customer. We may charge higher rates for cashing out-of-state checks, handwritten checks, money orders and insurance checks or drafts, depending on risk and market factors. Unlike many of our competitors, we display our check cashing fees in full view of our customers on a menu board in each store and provide a detailed receipt for each transaction. Although we have established guidelines for approving check cashing transactions, we have no preset limit on the size of the checks we will cash.

During fiscal 2004, we cashed approximately 13.2 million checks with an aggregate face amount of approximately $5.1 billion. The face amount of the average check was $388 and our average fee per check was $9.91, or 2.6%, of the average check.

The full amount of the check fee is recognized as revenue at the time of the transaction with no allowance for anticipated returned checks. If a check cashed by us is returned for any reason, we record the face amount of the check (which includes the check fee) as a loss in the period in which it is returned in other store expenses. We then transfer the check to our collection department, which contacts the maker and payee of each returned check to initiate the collection process. Our collection department utilizes a proprietary automated tracking system to monitor the status of all returned items. The percent of check fee revenue attributable to returned checks was 0.15%, 0.14% and 0.16% for the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

Regarding the request to quantify in MD&A the amount of fee revenue associated with returned checks, the Company does not specifically track this metric. However, we know based on other available metrics, that the amount of check fee revenue from returned checks for fiscal 2004, 2003 and 2002 was approximately $0.2 million for each year.

The Company will provide additional disclosures substantially similar to the following in the Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Store Expenses

The percent of check fee revenue attributable to returned checks was 0.15%, 0.14% and 0.16% for the fiscal years ended June 30, 2004, 2003 and 2002.

The Company will provide additional disclosures substantially similar to the following in Note 1 to the Company’s Consolidated Financial Statements:

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Revenue Recognition. Approximately 97% of our revenue results from transactions at the point-of-sale with our customers, and approximately 66% of our revenue is effectively recognized when the transaction is completed at the point-of-sale. These transactions include check cashing, bill payment, money transfer, money order sales and other miscellaneous services grouped in “other fees.” The full amount of the check fee is recognized as revenue at the time of the transaction with no allowance for anticipated returned checks. We act in an agency capacity regarding some of the services offered and sold at our stores and therefore record as revenue the amounts received from customers less amounts remitted to the provider.

8.	Please revise here and in the footnotes to the financial statements to disclose where you record returned checks that are written-off in the statements of operations. Quantify the amounts of these write-offs in MD&A in each period presented.

Response: As set forth in the Company’s response to Comment #7, the Company will provide additional disclosures substantially similar to the following in its business section and MD&A to provide the requested information. The Company will provide the following additional disclosure in Note 1 to the Company’s Consolidated Financial Statements:

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Returned Checks

We charge other store expenses for losses on returned checks (which include the check fee amount) in the period such checks are returned. We credit recoveries on returned checks in the period the recovery is received.

The Company will provide disclosures substantially similar to the following in the Store Expense section of MD&A:

	Year Ended June 30,
	2004	2003	2002
	(dollars in thousands)
Face amount of returned checks	$21,705	$24,087	$23,637

Collections	13,947	16,935	16,090

Net write-offs	$7,758	$7,152	$7,547

	Year Ended June 30,
	2004	2003	2002
Net write-offs as a percentage of the face amount of checks cashed	0.15%	0.14%	0.16%

Short-term Consumer Loans – page 7

9. Please revise here and throughout your document to clarify what you mean by the term “matured loans” and to clarify why you think the related provision for loan loss measure is appropriate.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following to clarify the term “matured loans” and explain the loan loss provision rationale here and throughout the document.

Short-term consumer loans.

For the short-term consumer loans we offer, the customer’s application data is electronically transmitted to our centralized computer system, which scores the loan with a proprietary loan-scoring system. An approval or denial is communicated back to the store, where the required loan documentation or adverse action form is printed for the customer. Loans made by Republic Bank are scored in a similar process, but Republic Bank is responsible for reviewing each loan application and determining whether such application is approved for a loan. We are not involved in the loan approval process or the determination of the Republic Bank loan approval procedures or criteria. For our fiscal year ended June 30, 2004, our provision for loan losses, including our accrual for anticipated payments to Republic Bank for losses on their loans, as a percentage of matured loan volume (which represents all loans which became due and payable during the reporting period) for our loans and for Republic Bank loans combined was 4.7%. At the end of each fiscal quarter, we analyze the loan loss provision, our loan loss allowance and the accrued liability to Republic Bank, that has been computed to determine if our estimates of the allowance and liability are adequate based on our understanding of past loan loss experience, current economic conditions, volume and growth of the loan portfolios, timing of maturity, as well as collections experience.

Franchising – page 9

10. Please revise to provide an expanded discussion of how you qualify franchisees, including how they finance the acquisition of the franchise. For instance, we note the costs associated with the franchise itself and the additional costs of opening a store. Also, clarify whether or not you finance any of start-up or operating costs for your franchisees.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following in the referenced section of its business description:

In order to qualify potential franchisees, we primarily evaluate their financing viability, familiarity with the industry and prior business experience. The franchisee is responsible for the capital cost of opening the store, including leasehold improvements, signage, computer equipment and security systems, operating costs and working capital. We have no obligation to finance any costs related to start-up or operations for the franchisees. Franchises are financed by the franchisee with their own financing sources.

Other Services – Page 9

11.	Please revise to disclose how you utilize your self-service machines throughout the year. Revise the footnotes to the financial statements to clarify the amount invested in these machines, how you account for them, how you identify and measure impairment, to clarify the basis of any related depreciation policy and the depreciable life assigned to these assets. These appear to be seasonal use assets whose use and associated fee revenue is not guaranteed.

Response: In response to the Staff’s comment, the Company supplementally advises that it does not own the self-service machines, but leases them from a third party. Since this is an operating lease, they are not recorded as an asset on the financial statements, and accordingly are not depreciated. The Company notes to the Staff that in the MD&A section of its current Form 10-K (Store Expenses on page 27), the Company disclosed that other store and SSM (self-service machine) expenses increased due to incremental lease expense of $1.4 million for the early lease termination of 105 self-service machines. In future filings, the Company will provide additional disclosures substantially similar to the following to clarify the accounting for the annual SSM lease expense:

Other services. In many company-owned stores, we offer a variety of other retail financial services to our customers, such as public transportation passes, photocopying, fax transmission services, postage stamps and various prepaid services, including long-distance telephone cards.

We lease self-service machines, which utilize our internally developed point-of-sale system and are able to cash checks, sell prepaid long-distance telephone cards, sell money orders and process third-party bill payments. As of June 30, 2004, we had eight machines in company-owned locations, and we placed 219 self-service machines in H&R Block retail locations for use during the 2004 tax season (i.e., January through March). The machines in H&R Block locations only cash refund anticipation loan checks issued to customers of H&R Block. As of June 30, 2004, we had 61 bill payment self-service machines located at a third-party service provider’s locations.

Our tax business self-service machines are leased over various terms, typically 3 to 5 years, but our corresponding annual lease expense is recognized during the tax season. After tax season, the machines remain in H&R Block offices, but are unused until the next tax season. Lease expense for self-service machines used during tax season for the fiscal years ended June 30, 2004, 2003 and 2002 was $1.3 million, $1.6 million, and $0.5 million, respectively.

New Store Economics – page 9

12.	Please revise the tabular information of store revenues to clarify why you do not present this information for acquired stores. Also, consider the usefulness to an investor of presenting separate information for franchised stores, particularly in light of your stated policy of increasing the number of these stores in the future.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings it will provide a footnote to the referenced table to explain why the inclusion of acquired stores in the new store economics table is not useful information to investors. The Company supplementally advises the Staff that the new store economics table is provided to show the historical revenue and earnings performance of only newly constructed stores and represents a measurement of the quality of our site selection process in each year and performance trends for newly constructed stores. The number of acquisition stores had been included solely to reconcile the newly constructed store count to total store count, thereby showing the mix between newly constructed stores and acquired stores in our company-owned store network. We believe an acquisition store table with comparable data would not provide a useful performance trend because acquired store performance varies significantly depending on the number of years that the store has been open prior to acquisition.

Similarly, since the Company’s franchise revenue is generated from franchise fees and royalty fees, and not store revenue, it believes this table format would not provide any meaningful insight into the performance of the Company’s franchise store operations. Also, franchise expenses that the Company recognizes represent its corporate Franchise operations department expenses and do not relate to the individual store operations.

In future filings, the Company will provide the following footnote:

(1) Acquired store count is provided on this newly constructed store economics table to delineate mix between newly constructed and acquired stores in our company-owned store network. A similar table for acquired stores would not provide a useful performance trend because acquired store performance varies significantly depending on the number of years that the store has been open prior to acquisition.

Advertising and Marketing – page 13

13.	Please revise to provide an expanded discussion of your ACE Plus program. Is enrollment free? Revise here and in the footnotes to the financial statements to clarify how you account for this program and how your accounting considers the requirements of EITF 01-9.

Response: The Company notes the Staff’s comment related to EITF 01-9. Under the Company’s ACE Plus program, we provide free or discounted products or services after a customer has completed a specified cumulative level of revenue transactions or has remained a customer for a specified extended period of time, which EITF 01-9 specifically does not address. As such, the Company accounts for this program in accordance with the provisions of EITF 00-22. The Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following in the referenced section of its business description:

In fiscal 1996, we introduced a free loyalty and retention program called ACE Plus which rewards customers with free phone cards, discounted transaction fees and cash rebates based on points accumulated for each customer’s check cashing transactions. We record a refund obligation as a reduction of revenue based on the cost of expected point redemption. Since inception, approximately 6.6 million customers have joined the ACE Plus program. Approximately 2 million customers have used their ACE Plus card in the last 12 months. By the end of calendar 2004, we plan on introducing a significantly enhanced loyalty program encompassing all customer transactions.

The Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following in Note 1 to the Company’s Consolidated Financial Statements:

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Incentive Program Accounting. We offer a free loyalty and retention program called ACE Plus which rewards customers with free phone cards, discounted transaction fees and cash rebates based on points accumulated for each customer’s check cashing transactions. We record a refund obligation as a reduction of revenue based on the cost of the expected point redemption. The accrued liability for ACE Plus incremental costs was $156,000, $184,000, and $182,000 as of June 30, 2004, 2003 and 2002, respectively.

Security – page 15

14.	Please revise here and in the footnotes to the financial statements to discuss whether you receive any indemnification in the form of insurance for these losses and, if so, how you account for it.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following in the referenced section of its business description:

Security

Employee safety is critical to us. Almost all company-owned store employees work behind bullet-resistant Plexiglas® and steel-reinforced partitions. Each company-owned store’s security measures include safes, alarm systems monitored by third parties, teller area entry control, perimeter opening entry detection and tracking of all employee movement in and out of secured areas. All stores are currently using a centralized security system through a third-party provider. The centralized security system includes identical alarm systems in all stores, remote control activated alarms, arming/disarming and changing user codes and mechanically and electronically controlled time-delay safes. Although we do not have a contractual indemnification agreement with our security provider for the full amount of store losses, any amounts received from the security provider as compensation for losses (which have historically been minimal) are recorded in store expenses as a reduction of the loss. Under our crime insurance policy for store theft, no claims were made in fiscal 2004, 2003 or 2002. Under our crime insurance policy for self-service machines, no claims were made in fiscal 2004 and claims recovered in fiscal 2003 and 2002 were recorded as a reduction of the loss.

The Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following in Note 1 to the Company’s Consolidated Financial Statements:

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Store Expenses

The direct costs incurred in operating the stores and our self-service machines (“SSMs”) have been classified as store expenses and are deducted from total revenue to determine contribution attributable to the stores. Store expenses include salary and benefit expense of store employees, rent and other occupancy costs, depreciation of store property, bank charges, armored and security costs, loan losses, net returned checks, cash shortages, and other costs incurred by the stores and for the SSMs (whether or not located in a store). Although we do not have a contractual indemnification agreement with our security provider for the full amount of store losses, any amounts received from the security provider as compensation for losses (which have historically been minimal) are recorded in store expenses as a reduction of the loss. Any claims recovered under our crime insurance policies also are recorded in store expenses as a reduction of the loss.

Relationship with Republic Bank – page 16

15.	Please revise to provide a detailed discussion of the various services you provide to Republic Bank and how each of those services generates revenue. We note the significance of this relationship to your operations. Also, revise to discuss termination rights of this agreement by each party.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following in the referenced section of its business description:

Relationship with Republic Bank

We are party to a marketing and servicing agreement with Republic Bank. Under this agreement, we provide various services to Republic Bank in connection with our marketing and servicing of Republic Bank’s short-term consumer loans in exchange for a portion of the interest charged by Republic Bank based on loan volume. These services include advertising, application processing and collecting payments from Republic Bank’s customers. As of June 30, 2004, Republic Bank was offering its loans in 359 of our company-owned stores in Arkansas, Pennsylvania and Texas. Approximately 9.7% and 3.9% of our total revenues in fiscal 2004 and 2003, respectively, were derived from fees paid to us by Republic Bank. The term of our agreement with Republic Bank expires January 1, 2006, but either party may terminate this agreement at an earlier date if (i) the non-terminating party fails to timely cure a material default under, or an inaccurate representation or warranty in, the agreement, (ii) aggregate net charge offs exceed a contractual percentage of the aggregate fees we originate during any quarter, (iii) either party’s performance under the agreement is rendered illegal or materially adversely affected as a result of changes in law, (iv) the terminating party is notified by any governing regulatory agency that such party’s performance of its obligations under the agreement may be unlawful, unsafe or unsound or may jeopardize such party’s standing or rating with such agency, or (v) the non-terminating party is bankrupt or is in receivership. Although net charge-offs have typically exceeded the contractual percentage, thereby giving rise to an ability by either party to terminate the agreement, neither party has exercised its ability to terminate. In addition, provided we are not in default under the agreement, we may terminate this agreement at an earlier date if Republic Bank ceases to fund the short-term consumer loans we market or Kentucky or other applicable law is amended or changed in a manner that has an adverse effect on us. The parties have recently commenced negotiation of an extension of the January 1, 2006 expiration date. No assurance can be given that we will reach agreement or that the terms will be acceptable.

16.	Please revise here and elsewhere, as appropriate, to clarify the basis for recording a liability for loan losses payable to Republic in other liabilities instead of in the allowance for loan losses. Disclose the authoritative basis for your accounting.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following here and in the appropriate sections throughout the document:

Republic Bank approves and owns the loans made by Republic. We provide various services to Republic Bank in connection with our marketing and servicing agreement in exchange for a fee. Since the Republic loans are not owned by ACE, we do not record the Republic loans as loans receivable on our books. However, under our agreement with Republic Bank, we are obligated to reimburse Republic Bank an amount equal to the net amount charged off by Republic Bank. Therefore, we record a liability for our anticipated payments to Republic Bank for losses on their loans, partially offset by amounts due to us from Republic Bank.

The Company supplementally advises the Staff that it bases its accounting on FAS 5, Accrual of Loss Contingencies, which requires liabilities to be recognized when they are both probable and the loss can reasonably be estimated. As the Company is contractually obligated to reimburse Republic Bank for loan losses and the loan loss amounts can be reasonably estimated based on the Company’s prior experience with similar loans, it records a payable to Republic Bank in current liabilities. The Company believes this presentation is appropriate.

17.	On page 43, we noted that your agreement with Republic Bank can be terminated by either party if the quarterly loan loss rate of Republic Bank loans exceeds a specified level. Please disclose the contractual specified level and the actual level for each period reported.

Response: In response to the Staff’s comment, the Company notes to the Staff that the specific quarterly loan loss level is confidential information that was granted confidential treatment by the Securities and Exchange Commission in response to the Company’s confidential treatment request submitted when it filed the original agreement as Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended March 31, 2003. In addition, the Company supplementally advises the Staff that since the specific quarterly loan loss level consistently exceeds the specified level and neither party has exercised its ability to terminate, the Company continues to believe that the disclosure of such confidential information would cause substantial competitive harm to the Company, but provides no meaningful information to investors. Therefore, the Company respectfully submits that disclosure of the specified quarterly loan loss rate is inappropriate.

Relationships with the Money Order and Moneygram Suppliers – page 18

18.	You disclose here that in Note 3 to the financial statements you describe the security agreement with Moneygram. We have reviewed Note 3 and are unable to locate the associated discussion. Please advise or revise, including the amount of and nature of the assets underlying the subordinated lien.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following in Note 3 to the Company’s Consolidated Financial Statements:

NOTE 3. FINANCING ARRANGEMENTS AND MONEYGRAM AGREEMENT

Fiscal 2004 Credit Facilities

[to be inserted at end of current disclosure under this heading]

Our payment and performance of obligations under the credit agreement are secured by first priority liens on all or substantially all of our company and subsidiaries’ (other than Ace Funding’s) assets. All of our subsidiaries (other than Ace Funding) guarantee the obligations under the credit agreement.

Our payments and obligations to Travelers Express Company, Inc. under the Money Order Agreement and the Money Transfer Agreement (regarding MoneyGram services) are secured by a lien in favor of Travelers that is subordinated to the liens made pursuant to the credit agreement. We entered into an Intercreditor Agreement dated as of July 31, 2004 that includes agreements regarding the priority of distributions to the credit agreement lenders and Travelers Express upon foreclosure and liquidation of the collateral subject to these security agreements.

Legal Proceedings – page 19

19.	Please revise here and in the footnotes to the financial statements to disclose managements’ assessment of threatened and pending litigation on your financial positions, results of operations and cash flows.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following in the referenced section of its business description:

Management believes that no current pending or threatened legal proceedings will result in any material impact on the Company’s financial condition, results of operations and cash flows.

The Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following in Note 17 to the Company’s Consolidated Financial Statements:

17. PENDING LAWSUITS AND SETTLEMENTS

Management believes that no current pending or threatened legal proceedings will result in any material impact on the Company’s financial condition, results of operations and cash flows.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – page 25

Critical Accounting Policies and Estimates – page 25

20.	Please revise to include your policies for income taxes, goodwill, other intangibles and self-insurance liabilities or supplementally advise as to why you do not consider them critical. We note your disclosures on page 38.

Response: Please see the Company’s response to Comment #21.

21.	Your current disclosures seem to reiterate your accounting policies as set forth in Note 1 to the financial statements. Please refer to Section V of Release Nos. 33-8350/34-48960 and revise this section to address the following for each critical accounting policy:

•	Specifically identify why each policy is considered critical by management.

•	Discuss why you could have selected estimates in the current period that would have had a materially different impact on your financial presentation.

•	Discuss why your accounting estimates bear the risk of change and describe the potential impact on your financial statements.

•	Discuss how accurate your estimates and assumptions have been in the past and how much they have changed in the past.

•	Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following describing its critical accounting policies and estimates in the referenced section of its MD&A:

Critical Accounting Policies and Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions to determine the reported amounts of our assets, liabilities, revenues and expenses. We base these estimates and assumptions upon the best information available to us at the time the estimates or assumptions are made. The most significant estimates made by our management, which we consider critical, include our allowance for loan losses and accrued liability for loan losses payable to Republic Bank, valuation of goodwill, income taxes, and valuation of self-insured liabilities, because these estimates and assumptions could change materially as conditions both within and beyond our control change. Accordingly, our actual results could differ materially from our estimates. The following is a discussion of our critical accounting policies and the related management estimates and assumptions necessary in determining the value of related assets or liabilities. A full description of all of our significant accounting policies is included in Note 1—Summary of Significant Accounting Policies to our consolidated financial statements included in this Annual Report on Form 10-K.

Allowance for Loan Losses and Accrued Liability for Loan Losses Payable to Republic Bank. We establish an allowance for loan losses based on our estimates of the amount of uncollectible loans in our loan portfolio. We also establish a liability for loan losses payable to Republic Bank based on our estimates of the amount of uncollectible loans in Republic Bank’s loan portfolio. The loan loss allowance and liability to Republic Bank are considered critical because they are material, subjective, and involve estimates. We determine the required allowance and liability using information such as recent loan loss experience and economic trends and conditions. While the estimates can be affected by operations experience and regulatory changes, historically, our allowance and liability levels have remained consistent as a percentage of their respective loan portfolios.

We regularly review our loss exposure to determine appropriate loss reserve amounts, as well as to determine strategies that could minimize our future exposure. While we believe our current allowance and liability are adequate, we could be negatively affected if we experience a higher than historical level of losses in the short-term, which would require us to increase our provision for loan losses and accrual for loan losses payable to Republic Bank.

Goodwill. From time to time, we acquire individual stores or a group of stores. When we enter into these acquisitions, we value the underlying tangible and intangible assets and record the excess of the purchase price over the net assets acquired as goodwill. We review the carrying value of goodwill annually or when events and circumstances warrant such a review. We review the carrying value of goodwill using a discounted cash flow model of the expected net cash flows of the business. The most significant variables used in the model include expected revenues, incremental costs and working capital requirements. We regularly compare actual results to expected performance, but in the event we experience significant declines in revenue levels or significant increases in operating costs, the value of goodwill could be impaired, and we might be required to write-down the recorded value of goodwill.

Income Taxes. We establish our deferred tax assets and liabilities based on our profits or losses in each jurisdiction in which we operate. We periodically assess the likelihood of realizing our deferred tax assets and adjust the related valuation allowance based on the amount of deferred tax assets that we believe is more likely than not to be realized. We base our judgment of the recoverability of our deferred tax asset primarily on historical earnings, our estimate of current and expected future earnings, prudent and feasible tax planning strategies, and current and future ownership changes. A significant adverse change in any one or several of these factors would materially affect our assessment of the likelihood of recoverability of our deferred tax assets and would impact the amount of tax expense we record. Historically, we have fully recovered our deferred tax assets as estimated.

Self-insurance liabilities. We are self-insured for workers’ compensation, general liability and medical liability claims not otherwise covered by third-party insurance policies. The established self-insured reserves are determined by a review of actuarial assessments and historical loss experience, and may be adjusted based on higher or lower actual loss experience. In the event that we experience higher than expected losses, we may be required to increase the levels of our self-insured liabilities and/or record a charge to cover uninsured losses. Historically, our calculated reserves for self-insured liabilities have been adequate.

Revenue Analysis – page 26

22.	Please revise here and in the footnotes to the financial statements to clarify where you present revenues from incentives and bonuses paid under your various vendor agreements. Provide a discussion of the effects of these revenues on your operations, quantifying the amounts recorded as revenues in each period.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following in the referenced section of its MD&A:

Revenue from guarantees, incentives and bonuses paid under vendor agreements (which presently pertains only to money transfers and money orders) are recorded in their respective revenue product line. The Travelers Express Agreement provides incentive bonuses for opening new store locations at which MoneyGram services are offered as well as certain other performance incentives. Incentive bonuses are recognized as revenue over the remaining term of the agreement. The amounts recorded as guarantees, incentive and bonus revenue for the years ended June 30, 2004, 2003 and 2002 are as follows:

	Year Ended June 30,
	(in thousands)
	2004	2003	2002
Money transfers:
Incentive and store opening bonuses	$2,559	$2,528	$2,491

Guarantee	1,326	1,470	1,678

	3,885	3,998	4,169

Money order incentive bonus	854	950	1,000

Total guarantee and bonus revenue	$4,739	$4,948	$5,169

The Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following in Note 1 to the Company’s Consolidated Financial Statements:

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition Policy

All of our store transactions are processed through our point-of-sale system. Approximately 97% of our revenue results from transactions at the point-of-sale with our customers, and approximately 66% of our revenue is effectively recognized when the transaction is completed at the point-of-sale. These transactions include check cashing, bill payment, money transfer, money order sales, and other miscellaneous products and services grouped in “other fees.” The full amount of the check fee is recognized as revenue at the time of the transaction with no allowance for anticipated returned checks. We act in an agency capacity regarding bill payment services, money transfers, and money orders offered and sold at our stores. We record the net amount retained as revenue because the supplier is the primary obligor in the arrangement, the amount we earn per transaction is fixed, and the supplier has the ultimate credit risk.

We recognize contractual revenue guarantees from product or service providers in accordance with the terms of the contracts under which they are paid. We amortize any bonus or incentive payments from product or service providers over the term or duration of the contracts under which they are made. The full amount of the check fee is recognized as revenue at the time of the transaction with no allowance for anticipated returned checks. Revenue from guarantees, bonuses and incentives are recorded in their respective revenue product line.

23.	Please revise the Business section to provide an expanded discussion of your agreements with payees under your bill payment business. Discuss the terms of these relationships, including associated agreements and any fee arrangements with payees.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following in the referenced section of its MD&A:

Bill payments. Our stores serve as payment locations for customers to pay many of their utility, telephone and other bills to third parties and also serve as a distribution point for bank-issued prepaid debit cards. Upon acceptance of the customer’s bill payment, we remit the amount owed to the third party on the next business day under an agreement with that payee and either receive a service fee from the payee or collect a fee from the consumer. The agreements generally have a three-to-five year term, but oftentimes renew automatically unless written notice is provided by either party. We offer these services primarily through agreements directly with various product and service providers, such as Verizon, Sprint, TXU (a Texas utility company), and Baltimore Gas & Electric. These agreements vary in term and fee structure based on estimated quantity and volume of future customer payments. In fiscal 2004, we processed approximately 8.6 million bill payment transactions through agreements with 102 service providers for revenue of $12.4 million. In fiscal 2003, we processed approximately 6.8 million bill payment transactions through agreements with 66 service providers for revenue of $10.8 million.

Loan Portfolio – page 32

24.	Please revise here and throughout the document to include loan portfolio and allowance for loan loss information for each period for which you present a statement of earnings. We note the significant effect of these activities on earnings.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings it will provide the requested disclosure for each period for which the Company presents a statement of earnings.

25.	We note your allowance for loan loss roll-forward includes components related to your loan portfolio and loans serviced for Republic. Since the risk characteristics are different for each set of loans, in addition to your aggregated disclosure, please revise to provide disaggregated roll-forwards for each set of loans. Furthermore, provide quantified information of the reserves established by Republic in each period and the activity in those reserves, clarifying how you determine your liability for amounts in excess of Republic’s established reserves. Revise your discussions of the activities in the allowance for loan losses, in addition to your aggregated discussion, to discuss separately the activity in each set of loans.

Response: In response to the Staff’s comment, the Company advises the Staff that the discussion and table on page 32 includes only ACE Loans and no Republic Bank Loans, as referenced in the lead-in to the table on page 32. Our relationship with Republic Bank and the related liability for loans serviced for Republic Bank is discussed separately in the “Off-Balance Sheet Relationship with Republic Bank” disclosure. Please refer to the response to question 30 for the above referenced Republic Bank loan roll-forward schedule, along with discussion regarding the determination of the loan loss liability to Republic Bank.

26.	Please revise to provide a roll-forward of your loans receivable for each period presented in your financial statements, including originations, principle payments and charge-offs.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following in the referenced section of its MD&A:

	Year Ended June 30,
	2004	2003	2002
	(dollars in thousands)
ACE Loans:
Gross loans receivable, beginning of period	$21,734	$29,569	$27,768

Originations	368,031	420,129	502,013

Repayments	(347,094)	(405,124)	(477,119)

Charge-offs	(15,295)	(23,729)	(24,519)

Recoveries	287	889	1,426

Gross loans receivable, end of period	$27,663	$21,734	$29,569

27.	We note that at the end of each fiscal quarter, you analyze the loan loss provision and the allowance to determine if the allowance is adequate based on your understanding of numerous factors, and if necessary, you make adjustments. As of each reported period end, please disclose the amount of this adjustment and discuss the main qualitative items that factored in your decision.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings it will disclose the requested information, including not only any changes in the provision rate, but also when no change has occurred. For the years ended June 30, 2004, 2003 and 2002, the loan loss provision rate was not adjusted.

28.	Please refer to paragraph 13(c) of SOP 01-6 and revise to disclose your policy for the following

•	Placing loans on non-accrual status (or discontinuing accrual of interest),

•	Recording payments received on non-accrual loans,

•	Resuming accrual of interest on non-accrual loans,

•	Determining past due or delinquency status (that is, whether past due status is based on how recently payments have been received or contractual terms.)

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the types of loans offered by ACE typically have a term of only two to four weeks, and when the loan matures, the loan no longer accrues interest. All loans not paid on the due date are considered delinquent. Even when payments are subsequently received for delinquent loans, no additional interest is accrued on those loans. The Company’s policy is to charge off all of its ACE Loans that are 180 days or more past due. In response to the Staff’s comment, the Company advises the Staff that in future filings it will disclose the requested information.

29.	Please revise to provide tabular disclosure of non-accrual loans and loans past due ninety days or more at each balance-sheet date. Refer to paragraph 13(g) of SOP 01-6.

Response: In response to the Staff’s comment, the following table will be provided regarding loans past due (non-accrual) and loans ninety days or more past due at each balance sheet date:

	Year Ended June 30,
	2004	2003	2002
	(dollars in thousands)
ACE Loans:
Gross loans receivable, end of period	$27,663	$21,734	$29,569

Loans past due (unpaid at due date)	$9,914	$7,841	$13,458

% of gross loans receivable	35.8%	36.1%	45.5%

Loans past due 90+ days	$3,653	$3,249	$4,707

% of gross loans receivable	13.2%	15.0%	15.9%

Off-Balance Sheet Arrangement with Republic Bank

30.	Please revise this section to provide a roll-forward of loans you service to Republic for each period presented, enhancing your discussions of both the allowance for loan losses and your contingent liabilities. Include originations, principle repayments and charge-offs. Clearly identify the loans as not being included in your balance sheet.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following in the referenced section of its MD&A:

	Year Ended June 30,
	2004	2003	2002
Republic Bank Loans:
Gross loans receivable, beginning of period	$10,356	$—	$—

Originations	159,692	63,897	—

Repayments	(154,084)	(53,462)

Charge-offs	(6,545)	—	—

Recoveries	15	(79)	—

Gross loans receivable, end of period *	9,434	10,356	—

Liability for loan losses payable to Republic Bank, beginning of period	(2,854)	—	—

Provision for loan losses payable to Republic Bank	(7,390)	(2,933)	—

Charge-offs	6,545	—	—

Recoveries	(15)	79	—

Liability for loan losses payable to Republic Bank, end of period	(3,714)	(2,854)	—

Net loans receivable	$5,720	$7,502	$—

Net loan charge-offs as a percent of volume	4.1%	—	—

Liability as a percent of gross receivable	39.4%	27.6%	—

*	Note: These loans are not carried on our balance sheet

Off-Balance Sheet Arrangement with Republic Bank

     Although we market and service these Republic Bank loans, Republic Bank is responsible for reviewing each loan application and determining whether such application is approved for a loan. We are not involved in the loan approval process, including with respect to determining the loan approval procedures or criteria, nor do we acquire or own any participation interest in these loans. Consequently, Republic Bank loans are not included in our loan portfolio or in our loans receivable and are not reflected on our balance sheet. Under our agreement, however, we are obligated to reimburse Republic Bank by paying it an amount equal to the net amount charged off by Republic Bank, regarding its loans in our stores. Therefore, we could be obligated to pay Republic Bank for loan losses in an amount up to the total outstanding amount of Republic Bank loans recorded on Republic Bank’s financial statements, which was $9.4 million as of June 30, 2004.

     Because of our economic exposure for losses related to the Republic Bank loans, we have established a payable to reflect our anticipated losses related to uncollected Republic Bank loans that are 180 days or more past due. Though we have not had any long-term experience with Republic Bank loans, we believe that the loss experience with Republic Bank loans will be similar to the loss experience with our other loans because the loan products are similar in term, amount and credit quality. Accordingly, the payable for amounts due to Republic Bank for losses regarding Republic Bank loans has been established using the same methodology discussed in the Loan Portfolio disclosure. We cannot assure you, however, that our estimates will be accurate, and if the Republic Bank loan losses are materially greater than our recorded amount payable to Republic Bank, our financial condition could be materially adversely affected.

For the year ended June 30, 2004, we provided approximately $7.4 million for losses on Republic Bank loans and charged-off $6.5 million related to these loans. The balance of the liability for Republic Loan losses reported in accrued liabilities as of June 30, 2004 was $0.7 million.

Self-Service Machine Funding Arrangement

31.	We note your disclosure regarding the financing you obtained for the 2004 tax season. Please discuss and analyze your strategies regarding the types of financing that are reasonably likely to be available for future tax seasons. Discuss the impact on your cash position and liquidity should these types of financing be unavailable.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following in the referenced section of its MD&A that is substantially similar to the following:

Self-Service Machine Funding Arrangements

We reduced the number of self-service machines in H&R Block offices to 130 during the fiscal 2005 tax season from 219 in fiscal 2004, thereby reducing our cash required to fund the machines. In fiscal 2005, we are only utilizing the DZ Bank funding of $190 million, which extends through the 2007 tax season. We expect to have this or a similar type of funding in place in the future. If this type of financing were not available, we would need to evaluate the continuation of this service offering.

The revenue and contribution to profit from this specific operation does not have a material impact on the operations of the Company. The tax revenue generated from self-service machines for the fiscal years ended June 30, 2004, 2003 and 2002 was $4.3 million, $4.7 million and $2.8 million, respectively.

Financial Statements

Consolidated Statements of Cash Flows – page 57

32.	Please revise to classify cash flows from money orders as an operating activity as these amounts represent the cash effects of transactions that enter into the determination of net income. Refer to paragraph 21 of SFAS 95.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings, the Company’s statement of cash flows will be revised as directed above.

33.	Please revise to report the total store acquisition purchase price, net of cash received, in the investing section of the statement of cash flows for all periods presented.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings, the Company’s statement of cash flows will be revised as directed above.

Note 1. Summary of Significant Accounting Policies – page 58

Revenue Recognition Policy – page 58

34.	Please revise here and in the business section to specifically disclose the nature of the products and services in which you act in an agency capacity. Clarify how you considered EITF 99-19 in determining the appropriateness of your accounting.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following in Note 1 to the Company’s Consolidated Financial Statements and in the referenced section of its business description:

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition Policy

All of our store transactions are processed through our point-of-sale system. Approximately 97% of our revenue results from transactions at the point-of-sale with our customers, and approximately 66% of our revenue is effectively recognized when the transaction is completed at the point-of-sale. These transactions include check cashing, bill payment, money transfer, money order sales, and other miscellaneous products and services grouped in “other fees.” The full amount of the check fee is recognized as revenue at the time of the transaction with no allowance for anticipated returned checks. We act in an agency capacity regarding bill payment services, money transfers, and money orders offered and sold at our stores. We record the net amount retained as revenue because the supplier is the primary obligor in the arrangement, the amount we earn per transaction is fixed, and the supplier has the ultimate credit risk.

Accounts Receivable, Net – page 59

35.	Please revise to disclose why you record an allowance on amounts due from business partners, such as Republic and Moneygram, including the specific nature of the uncertainties related to the collection of these receivables.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following in Note 1 to the Company’s Consolidated Financial Statements:

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable, Net

Accounts receivable, net, on the consolidated balance sheets as of June 30, 2004 and 2003 were $5.6 million and $9.4 million, respectively, and include the receivable for fees payable by Republic Bank, the receivable for incentive payments under the agreement with MoneyGram Payment Systems, Inc., and other miscellaneous receivables net of an allowance for doubtful accounts. The allowance for doubtful accounts of $0.8 million and $0.7 million as of June 30, 2004 and 2003, respectively, relates to the collection of miscellaneous receivables only, none of which included Republic or MoneyGram receivables because historically we have not incurred any losses on these receivables. Accounts receivable, net, as of June 30, 2003 also included the receivable for the insurance settlement related to the Goleta Loan-related lawsuits of $4.7 million.

Derivative Instruments and Hedging Activities – page 62

36.	Please disclose the specific line items in your balance sheet, statement of earnings, and statement of cash flows in which you report your derivative financial instruments and their related gains and losses. Refer to Rule 408(n)(7) of Regulation S-X.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following in Note 1 to the Company’s Consolidated Financial Statements:

Derivative Instruments and Hedging Activities

The interest-rate swaps resulted in an increase of interest expense of $0.4 million, $1.9 million and $3.2 million for the years ended June 30, 2004, 2003 and 2002, respectively.

The fair value of the interest-rate swaps increased by $847,000 and $61,000, net of tax, during the years ended June 30, 2004 and 2003, respectively, which have been recorded in accumulated other comprehensive loss and other current and non-current liabilities. The estimated net amount of existing losses expected to be reclassified into earnings during the next fiscal year is $105,000.

Note 2. Operating Segments – page 66

37.	Please revise to provide the disclosures required by paragraph 32(c) of SFAS 131 for all period presented.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings, it will present the reconciliation of the segment’s assets to the total consolidated assets for all periods presented.

Note 3. Financing Arrangements and Moneygram Agreement – page 66

Self-Service Machine Funding Arrangements – page 69

38.	Please revise to disclose the terms of the multi-year license agreement with H&R Block, including the number of years covered by the agreement, the nature and amount of fees payable and all other material terms.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following in Note 3 to the Company’s Consolidated Financial Statements:

Self-Service Machine Funding Arrangements

We placed 219 of our self-service check cashing machines in certain retail offices of H&R Block Tax Services, Inc. (“H&R Block”) during the 2004 tax season. In accordance with a license agreement between us and H&R Block, the self-service machines are made available to cash only tax refund anticipation loan checks of H&R Block customers. H&R Block is entitled to a portion of the tax fees collected varying by level of fees collected. Our agreement with H&R Block has a term through July 1, 2006, and will automatically renew for one-year periods thereafter absent 60 days’ prior notice to terminate by either of the parties. Either party may terminate the agreement at an earlier date if the non-terminating party (i) fails to timely cure a default under the agreement or (ii) is bankrupt or insolvent.

Note 11. Shareholders’ Equity – page 75

39.	Please revise your discussion of stock incentive plans to disclose the restrictions placed on restricted stock awards and how those restrictions are cured.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings it will provide additional disclosures substantially similar to the following in Note 11 to the Company’s Consolidated Financial Statements:

Employee Stock Incentive Plan. We sponsor the 1997 Stock Incentive Plan, which permits the grant of stock options and restricted stock to eligible employees. Restricted stock are shares of our Common Stock that cannot be transferred by the holder until its restrictions are lifted, usually in accordance with a vesting schedule of three to five years from the date of grant. The 1987 Stock Option Plan expired during fiscal 1998, though options granted thereunder continued to be effective, in accordance with their terms, through November 2002. A total of 2,115,000 shares of our common stock may be issued upon exercise of options or as restricted stock under the 1997 Stock Incentive Plan. As of June 30, 2004, there were 1,605,887 shares of Common Stock reserved for grants of options or restricted stock under the 1997 Stock Incentive Plan. Options and restricted stock are granted at the sole discretion of the Board of Directors or its Compensation Committee to selected ACE employees. Outstanding options are generally exercisable annually in installments over a three- to four-year period from the date of grant at an exercise price of not less than the fair market value at the grant date.

The options expire at ten years after date of grant. Exercise prices for employee options outstanding as of June 30, 2004, ranged from $8.06 to $27.90 (fair market value on dates of grant). The following table provides certain information with respect to stock options outstanding and exercisable at June 30, 2004, under the 1997 Stock Incentive Plan:

Note 20. Summarized Quarterly Financial Data (unaudited) – page 80

40.	Please disclose the store gross margin in your quarterly financial data. Refer to Item 302(A)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings it will provide the requested store gross margin information in its quarterly financial data table.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     I hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (972) 753-2314 or by fax at (972) 582-1464 with any questions or comments regarding this correspondence.

Sincerely,

By:	/s/ WILLIAM S. MCCALMONT

William S. McCalmont Executive Vice President and Chief Financial Officer